Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-256322

September 20, 2021

AMTD Digital Inc.

AMTD Digital Inc., or the Company, has filed a registration statement on Form F-1, including a prospectus, with the Securities and Exchange Commission, or the SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details of this offering. You may obtain these documents and other documents that the Company has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, any underwriter, or any dealer participating in this offering will arrange to send you the prospectus if you request it by contacting AMTD Global Markets Limited, at 23/F Nexxus Building, 41 Connaught Road Central, Hong Kong, Attention: ECM Department, by calling +852 3163-3288, or via email: ibd.project.genesis3@amtdglobalmarkets.com, Loop Capital Markets LLC, at 111 West Jackson Boulevard, Suite 1901, Chicago, IL 60604, U.S.A., Attention: ECM Department, by calling +1 (312) 913-4900, or via email: LoopECM@loopcapital.com, Maxim Group LLC, at 300 Park Avenue, 16th Floor, New York, NY 10022, U.S.A., Attention: Clifford A. Teller, by calling +1 (212) 895-3745, or via email: ecitarrella@maximgrp.com, or Livermore Holdings Limited, at Unit 1214A, 12/F, Tower II Cheung Sha Wan Plaza, 833 Cheung Sha Wan Road, Kowloon, Hong Kong, Attention: ECM Department, by calling +852 3704-9511, or via email: project@livermore.com.hk. You may also access the Company’s most recent prospectus dated September 20, 2021, which was included in Amendment No. 6 to the Company’s registration statement on Form F-1, as filed with the SEC via EDGAR on September 20, 2021, or Amendment No.  6, by visiting EDGAR on the SEC website at: https://www.sec.gov/Archives/edgar/data/1809691/000119312521277379/d943653df1a.htm.

This free writing prospectus reflects the following amendments that were made in Amendment No. 6. All references to page numbers are to page numbers in Amendment No. 6.

(1) Amend the sixth paragraph on the front cover of the prospectus to read as follows:

We face various legal and operational risks and uncertainties relating to our operations. Although we do not have material operations in mainland China nor do we have any variable interest entities structure in place, we face risks and uncertainties as to whether and how the recent PRC regulatory developments, such as those relating to variable interest entities, data and cyberspace security, and anti-monopoly concerns, would apply to us. If they apply to us, or if we expand our business operations into mainland China leveraging our fusion-in program, through AMTD SpiderNet ecosystem or in some other ways such that we become subject to them to a greater extent, our ability to conduct our business, invest into mainland China as foreign investments or accept foreign investments, or list on a U.S. or other overseas exchange may be restricted. We also may face risks relating to the lack of PCAOB inspection on our auditor, which may cause us to be delisted from a U.S. stock exchange in the future. These risks, together with uncertainties in the PRC legal system and the interpretation and enforcement of PRC laws, regulations, and policies, could hinder our ability to offer or continue to offer the ADSs, result in a material adverse change to our business operations, and damage our reputation, which could cause the ADSs to significantly decline in value or become worthless.

(2) Amend the second last bulleted paragraph on page 2, the first full bulleted paragraph on page 78 and the first full bulleted paragraph on page 136 to read as follows:

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Applaud—Applaud Digital Solutions Pte. Ltd., or Applaud, was incorporated by one of our subsidiaries, AMTD Digital Solutions Pte. Ltd., together with PolicyPal Pte. Ltd. Applaud submitted an application to the MAS for a direct insurer (composite) license on July 14, 2020. Applaud has made two presentations and multiple rounds of written communications with the MAS and is working on the provision of additional information based on the last conversation with the MAS, including identification of talents to form the core team if the license is granted, potential insurance companies to partner with including but not limited to a potential joint force on the application, and other updates on the business plan, if necessary. We cannot be certain whether or not the supplemental information to our application will necessarily bring us to the approval of a license and whether there will be additional questions or requirements to be imposed by the MAS. See “Risk Factors—Failure to obtain, renew, or retain licenses, permits, or approvals may affect our ability to conduct or expand our business.”

(3) Amend the last bulleted paragraph on page 2, the second full bulleted paragraph on page 78 and the second full bulleted paragraph on page 136 to read as follows:

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CapBridge—a leading online private markets integrated capital raising and secondary liquidity platform for global growth companies and funds based in Singapore. We entered into a binding term sheet in June 2020 to acquire a controlling interest in CapBridge Financial Pte. Ltd. We further updated our mutual understanding with CapBridge Financial Pte. Ltd. to establish a longterm strategic partnership alongside with AMTD International for the three entities to focus on digitalization solutions connecting private markets with public capital markets opportunities and to update the overall transaction framework to include three separate phases: (i) an initial investment by AMTD International in CapBridge Financial Pte. Ltd. for an equity interest of 2.98%, which has been completed as of the date of this prospectus, (ii) a follow-on investment by AMTD ASEAN Solidarity Fund under AMTD Digital, and (iii) an additional round of investment to top up AMTD Digital’s overall ownership, subject to negotiation of the final terms and conditions and regulatory approvals (including MAS approval). Through CapBridge Financial Pte. Ltd.’s subsidiary, 1x Exchange Pte. Ltd., or 1exchange, Singapore’s first MAS-regulated private markets securities exchange, CapBridge Financial Pte. Ltd. and its subsidiaries, or CapBridge, provides a holistic approach that enhances capital flow for growth companies and improve liquidity options for private investors. 1exchange is a recognized market operator in Singapore. CapBridge Pte. Ltd., another subsidiary of CapBridge Financial Pte. Ltd., holds a capital markets services license in respect of dealing in capital markets products that are securities and collective investment schemes, and is an exempt financial advisor in respect of advising on investment products and issuing or promulgating analyses/reports on investment products that are securities and collective investment schemes.

(4) Amend the second last bulleted paragraph on page 8 under the heading of “Risks Relating to Our Business and Industry” to read as follows:

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We may be subject to a variety of laws and other obligations, including those regarding cybersecurity, data protection, and anti-monopoly concerns, such as the Measures for Cybersecurity Censorship (Revised Draft for Comments) issued by the Cybersecurity Administration of China on July 10, 2021. If they apply to us, or if we expand our business operations into mainland China leveraging our fusion-in program, through AMTD SpiderNet ecosystem or in some other ways such that we become subject to them to a greater extent, our ability to conduct our business, invest into China as foreign investments or accept foreign investments, or list on a U.S. or other overseas exchange may be restricted. Failure to comply with any of them may result in proceedings against us by government authorities or others and harm our public image and reputation, which could materially and adversely affect our business, financial condition, and results of operations. See “Risk Factors—Risks Relating to Our Business and Industry—We may be subject to a variety of laws and other obligations, including those regarding cybersecurity and data protection, and failure to comply with any of them may result in proceedings against us by government authorities or others and harm our public image and reputation, which could materially and adversely affect our business, financial condition, and results of operations.”

(5) Amend the second full bulleted paragraph on page 9 under the heading of “Risks Relating to Our Business and Industry” to read as follows:

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The legal system in China is a system in which decided legal cases may be cited for reference but have less precedential value, and laws, regulations, and legal requirements in China are rapidly evolving and their interpretation and enforcement involve uncertainties. These uncertainties arising from the legal system in China could hinder our ability to offer or continue to offer the ADSs, result in a material adverse change to our business operations, and damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause the ADSs to significantly decline in value or become worthless.

(6) Insert a new bulleted paragraph under the heading of “Risks Relating to Our Business and Industry” to be the third full bulleted paragraph on page 9 to read as follows:

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Certain judgments obtained against us by our shareholders may not be enforceable. We are a company incorporated under the laws of the Cayman Islands, and it may be difficult or impossible for investors to bring an action against us or our directors and executive officers in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. See “Risk Factors—Risks Relating to Our ADSs and This Offering—Certain judgments obtained against us by our shareholders may not be enforceable.”

(7) Insert a new bulleted paragraph under the heading of “Risks Relating to Our Business and Industry” to be the fourth full bulleted paragraph on page 9 to read as follows:

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AMTD Digital Inc. is a holding company incorporated in the Cayman Islands, and we may rely on dividends from our subsidiaries for our cash requirements, including any payment of dividends to our shareholders. The ability of our subsidiaries to pay dividends to us may be restricted by the debt they incur on their own behalf or laws and regulations applicable to them, our digital investments business is subject to liquidity risks, and we may need additional financing but may not be able to obtain it on favorable terms or at all, all of which may impose liquidity risks on us and adversely affect our ability to pay dividends to our shareholders. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Holding Company Structure,” “Risk Factors—Risks Relating to Our Business and Industry—Our digital investment business is subject to liquidity risks,” and “Risk Factors—Risks Relating to Our Business and Industry—We may need additional financing but may not be able to obtain it on favorable terms or at all.”

(8) Amend the third paragraph of the risk factor under the heading of “We face additional risks as we offer new products and services, transact with a broader array of clients and counterparties, and expose ourselves to new geographical markets.” on page 20 to read as follows:

We completed the acquisition of PolicyPal in August 2020. We also have mutual understanding with CapBridge which contemplates a three-phase investment in CapBridge, subject to negotiation of the final terms and conditions and regulatory approvals (including MAS approval). These activities expose us to new and increasingly challenging risks, including, but not limited to:

(9) Amend the risk factor under the heading of “Failure to obtain, renew, or retain licenses, permits, or approvals may affect our ability to conduct or expand our business.” on page 22 to read as follows:

Financial services is a highly-regulated industry, and we are required to obtain applicable licenses, permits, and approvals from different regulatory authorities in order to conduct or expand our business. Various governmental authorities in Singapore and Hong Kong have promulgated various regulations on the financial services, including regulations requiring digital banking license, insurance brokerage license, and exempt financial advisor status. We have obtained our insurance brokerage license issued by the Hong Kong Insurance Authority through AMTD Risk Solutions Group Limited. In Singapore, BaoXianBaoBao Pte. Ltd., a digital insurance platform in which we hold a 51% equity interest, is a registered insurance broker with respect to direct insurance and exempt financial advisor in relation to advising on investment products that are life policies and arranging of life policies, other than for reinsurance (and has notified the MAS of the same), and offering technology services to insurance partners. Applaud Digital Solutions Pte. Ltd. was incorporated by one of our subsidiaries, AMTD Digital Solutions Pte. Ltd., together with PolicyPal Pte. Ltd. Applaud submitted an application to the MAS for a direct insurer (composite) license on July 14, 2020. Applaud has made two presentations and multiple rounds of written communications with the MAS and is working on the provision of additional information based on the last conversation with the MAS, including identification of talents to form the core team if the license is granted, potential insurance companies to partner with including but not limited to a potential joint force on the application, and other updates on the business plan, if necessary. We cannot be certain whether or not the supplemental information to our application will necessarily bring us to the approval of a license and whether there will be additional questions or requirements to be imposed by the MAS. In addition, we and several business partners have jointly applied, in the name of Singa Bank, for a digital wholesale banking license in Singapore with the MAS. The MAS had previously announced that they planned to grant up to five digital banking licenses. We have submitted our application for the license on December 31, 2019. On December 4, 2020, the MAS announced the grant of four licenses to other applicants, indicating that the digital banking incenses are introduced as a pilot, and the MAS will consider granting more of such licenses in the future. We and Xiaomi intend to further pursue such digital banking license opportunity, and plan to submit an application if and when the MAS opens up new round of applications for such licenses. It is uncertain whether and when the MAS will open a new round to accept new applications, and we cannot assure you that Singa Bank will successfully obtain the license. Furthermore, any dropout of our business partners in our license application consortia or any change in the relevant regulatory environment could materially and adversely affect our chance to successfully obtain the relevant licenses. Failure by Singa Bank to obtain the digital wholesale banking license and by Applaud to obtain the direct insurer (composite) license from the MAS may impair our ability to expand our digital financial services business to Singapore, which may materially and adversely affect our business and prospects. Additionally, there is no assurance that the Singapore or Hong Kong regulatory authorities will not issue new regulations governing the financial product and service industry that might require us or our business partners to obtain additional licenses, permits, or approvals for our current or future business operations, which may materially and adversely affect our business operations and financial condition. Failure to obtain additional licenses under current or new regulations may also impair our ability to expand our businesses across new geographical regions.

(10) Amend the first paragraph of the risk factor under the heading of “Uncertainties arising from the legal system in China, including uncertainties regarding the interpretation and enforcement of PRC laws and quickly evolving regulations and rules, could hinder our ability to offer or continue to offer the ADSs, result in a material adverse change to our business operations, and damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause the ADSs to significantly decline in value or become worthless.” on page 26 to read as follows:

We may be affected directly or indirectly by PRC laws and regulations. The legal system in China is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases may be cited for reference but have less precedential value. The laws, regulations, and legal requirements in China are quickly evolving and their interpretation and enforcement involve uncertainties. These uncertainties could limit the legal protections available to you and us. In addition, we cannot predict the effect of future developments in the PRC legal system, particularly with regard to new economies, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all. As a result, we may not be aware of our potential violation of these policies and rules. In addition, any administrative and court proceedings in China may be protracted and result in substantial costs and diversion of resources and management attention.

(11) Amend the risk factor under the heading of “Completion of our proposed acquisitions is subject to a number of conditions, including certain regulatory approvals for which the receipt and timing cannot be guaranteed or predicted.” on page 29 to read as follows:

As part of our fusion-in program, we have entered, and may continue to enter, into binding term Sheets for proposed acquisitions with which we may decide not to proceed. For example, we have entered into a binding term sheet in June 2020 pursuant to which we will acquire a controlling interest in CapBridge Financial Pte. Ltd., the holding company of a leading online capital raising platform based in Singapore for global growth companies. We further updated our mutual understanding with CapBridge to establish a long-term strategic partnership alongside with AMTD International for the three entities to focus on digitalization solutions connecting private markets with public capital markets opportunities and to update the overall transaction framework to include three separate phases of investment. CapBridge is integral to our plans to help companies in various stages of development in our AMTD SpiderNet ecosystem raise private capital, as well as to conduct direct private listings and employee share options trading via 1exchange, a digital asset exchange platform licensed by the MAS. We have also entered into two binding term sheets in July 2020 pursuant to which we will acquire a controlling interest in the holding company of a leading one-stop QR code payment aggregator and payment gateway provider in Singapore. The completion of the proposed deals is subject to negotiation of terms of the transaction and a number of conditions, including regulatory approvals from the MAS and satisfaction of our closing obligations. We cannot assure you that these conditions will be met within a certain timeframe or at all. If we fail to complete our proposed acquisitions, our business and prospects may be materially and adversely affected.

(12) Amend the fifth paragraph under the heading of “Digital Financial Services” on page 69 to read as follows:

Also in June 2020, we entered into a binding term sheet pursuant to which we expect to acquire 55% of CapBridge Financial Pte. Ltd.’s equity interest. We further updated our mutual understanding with CapBridge to establish a long-term strategic partnership alongside with AMTD International for the three entities to focus on digitalization solutions connecting private markets with public capital markets opportunities and to update the overall transaction framework to include three separate phases of investment, subject to the negotiation of final terms and conditions as well as regulatory approvals.

(13) Amend second paragraph under the heading of “Contractual Obligations” on page 95 to read as follows:

In June 2020, we entered into a binding term sheet pursuant to which we expect to acquire 55% of CapBridge Financial Pte. Ltd.’s equity interest. We further updated our mutual understanding with CapBridge to establish a long-term strategic partnership alongside with AMTD International for the three entities to focus on digitalization solutions connecting private markets with public capital markets opportunities and to update the overall transaction framework to include three separate phases of investment, subject to the negotiation of final terms and conditions as well as regulatory approvals.

(14) Amend the heading and the disclosures under the original heading of “Proposed Acquisition of CapBridge” on page 150 to read as follows:

Proposed Transaction with CapBridge

We entered into a binding term sheet in June 2020 pursuant to which we propose to acquire a controlling interest in CapBridge Financial Pte. Ltd., the holding company of a leading online private markets integrated capital raising and secondary liquidity platform in Asia for growth companies and funds. We further updated our mutual understanding with CapBridge to establish a long-term strategic partnership alongside with AMTD International for the three entities to focus on digitalization solutions connecting private markets with public capital markets opportunities and to update the overall transaction framework to include three separate phases: (i) an initial investment by AMTD International in CapBridge Financial Pte. Ltd. for an equity interest of 2.98%, which has been completed as of the date of this prospectus, (ii) a follow-on investment by AMTD ASEAN Solidarity Fund under AMTD Digital, and (iii) an additional round of investment to top up AMTD Digital’s overall ownership, subject to negotiation of the final terms and conditions and regulatory approvals (including MAS approval). As part of our fusion-in approach, we will invest in CapBridge through an equity swap combined with cash investment and will add CapBridge into the AMTD SpiderNet. CapBridge Pte. Ltd. was formed in partnership with SGX and is licensed by the MAS. It holds a capital markets services license in respect of dealing in capital markets products that are securities and collective investment schemes, and is an exempt financial advisor in respect of advising on investment products and issuing or promulgating analyses/reports on investment products that are securities and collective investment schemes. Its subsidiary, 1exchange, Singapore’s first MAS-regulated private markets securities exchange, is a recognized market operator. See “Regulation—Singapore” for further details.

If we complete the proposed phases of transaction with CapBridge Financial Pte. Ltd., we expect to leverage CapBridge’s capabilities to help companies at various stages of development in our AMTD SpiderNet ecosystem raise private capital, as well as to conduct direct private listings and employee share trading. We believe that by becoming part of our unique SpiderNet ecosystem, CapBridge will expand our network and resources, further empowering the ecosystem with its global community of business owners and investor.

(15) Amend the second paragraph under the heading of “Licenses” on page 157 to read as follows:

BaoXianBaoBao Pte. Ltd. is a digital insurance platform and a registered insurance broker with respect to direct insurance. By virtue of its status as a registered insurance broker, BaoXianBaoBao Pte. Ltd. is also an exempt financial advisor in relation to advising on investment products that are life policies and arranging of life policies, other than for reinsurance (and has notified the MAS of the same). CapBridge Pte. Ltd., which we propose to enter into the transaction with, holds a capital markets services license in Singapore issued by the MAS in respect of dealing in capital markets products that are securities and collective investment schemes. By virtue of its status as a capital markets services licensee, CapBridge Pte. Ltd. is also an exempt financial advisor and has notified the MAS in respect of advising on investment products and issuing or promulgating analyses/reports on investment products that are securities and collective investment schemes. 1exchange is a recognized market operator. The completion of our proposed transaction with CapBridge is subject to negotiation of the final terms and conditions of the different phases of the transaction and regulatory approvals, if any. We intend to have Singa Digital Pte. Ltd. to hold a digital wholesale banking license and Applaud Digital Solutions Pte. Ltd. to hold a direct insurer (composite) license from the MAS, both of which will require approvals by the regulators and there is no assurance that we will be able to secure such approvals or make further progress necessary to lead to the grant of the licenses. See “Regulation—Singapore” for further details.

(16) Amend the last paragraph under the heading of “Licensing Regime for Capital Markets Services Under the SFA” on page 168 to read as follows:

CapBridge Pte. Ltd., which we propose to enter into transaction with, holds a capital markets services license in respect of dealing in capital markets products that are securities and collective investment schemes. By virtue of its status as a capital markets services licensee, CapBridge Pte. Ltd. is also an exempt financial advisor and has notified the MAS in respect of advising on investment products that are securities and collective investment schemes, and issuing or promulgating analyses / reports on securities and collective investment schemes. The completion of our proposed transaction with CapBridge is subject to negotiation of the final terms and conditions and regulatory approvals, if any.

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